

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 29, 2009

Ms. Laurie Brlas, Executive Vice President and Chief Financial Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

> **Re:**   **Cliffs Natural Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 1, 2009 and August 1, 2009**
> **File No. 1-8944**

Dear Ms. Brlas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

North American Iron Ore, page 58

1.   We note you disclose that sales revenue increased in fiscal year 2008 as a result of higher sales prices combined with an increase in volume. In future filings, when disclosing increase or decreases in revenue, disclose the extent to which

price and volume impact the increase or decrease in revenue. We refer you to
Regulation S-K, Item 303(a)(3)(iii).

2.   Provide a discussion of your new and renegotiated long-term supply agreements
and quantify the impact that these renegotiated agreements had on your North
American iron ore revenue for the fiscal year ended December 31, 2008. In
addition, disclose any known trends that are reasonability likely to impact your
results of operations or liquidity in Fiscal Year 2009 as a result of the renegotiated
agreements. Refer to Financial Reporting Codification Section 501.02 for
guidance.

Liquidity, Cash Flows and Capital Resources, page 64

3.   Your disclosure of operating sources and uses of cash appear to be a recitation of
changes and other information available evident to readers from the financial
statements. Please enhance your disclosure in future filings to focus on the
material changes in the underlying drivers of your operating cash flows. Refer to
Financial Reporting Codification Sections 501.13.a through 501.13.b.1.

Pricing Risks, page 69

4.   You have disclosed certain of your supply, discount pricing and purchase
provision agreements are accounted for as derivatives that are reported at fair
value, as disclosed on page 90. Provide the quantitative and qualitative
disclosures about market risk for these market risk sensitive instruments as
required by Regulation S-K Item 305.

Critical Accounting Policies

Revenue Recognition

North American Iron Ore, page 73

5.   We note that your supply agreements contain price collars, the adjustment factors
for which are not know at the time of sale and you routinely estimate these
adjustment factors. Please enhance your disclosure in future filings to discuss
how the estimates are determined, how accurate the estimates have been in the
past, and whether the estimates are reasonably likely to change in the future.
Refer to Financial Reporting Codification Section 501.14.

6.   We note that revenue includes cost reimbursements from venture partners for
their share of mine costs. Explain how the partners' share of costs is determined,
and why the treatment of this reimbursement on a gross basis is appropriate under
the guidance you have cited.

Statements of Consolidated Operations, page 82

7.   You have presented the line item "cost of goods sold and operating expenses".
      Tell us what operating expenses are included in this line item and how this
      presentation complies with Regulation S-X Rule 5-03(b)(2).

Notes to Consolidated Financial Statements

Note 1 – Business Summary and Significant Accounting Policies

Basis of Consolidation, page 86

8.   For your investments in certain joint ventures, tell us why you are applying your
      equity income against inventory upon production and cost of sales when sold.
      Explain how this consolidation policy reflects a cost-based participation in these
      ventures.

9.   We note that your investments in Cockatoo and Hibbing are reported as other
      liabilities. Tell us what this balance represents and how this contra asset balance
      conforms to the requirements of Accounting Principles Board Opinion 18.

Marketable Securities, page 91

10.   Provide an analysis as to the reasons for the different accounting treatment for
      your North American iron ore supply agreements, for which price adjustments
      have not been separately valued as derivatives, and those that are accounted for as
      embedded derivatives. Please cite relevant authoritative literature in your
      response.

Note 2 – Acquisitions, Divestitures & Other Investments, page 104

11.   Please clarify whether the below market sales contracts of United Taconite, as
      disclosed on page 104, represent the 1.2 million tons of iron ore to be given as
      consideration for the acquisition under Statement of Financial Accounting
      Standards 141, paragraph 37.k, or a liability for acquired deferred revenue under
      EITF 01-3.

12.   On page 137, we note that the derivative instrument related to the 1.2 million tons
      of iron ore appear to be marked to fair value as a revenue adjustment each
      reporting period. If such derivative instrument is considered part of the cost of
      the acquired entity (United Taconite), please clarify why such treatment as
      revenue is appropriate.

Form 10-Q for the Quarter Ended June 30, 2009

Management Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

13.   For your Asia Pacific segment, you disclose that final settlements of 2009 pricing
        arrangements are expected to decline significantly. For this uncertainty, quantify
        and discuss the impact of any reasonably likely decline on your financial
        condition and operations. Refer to Financial Reporting Codification Section
        501.02.

Revenue from Product Sales and Service, page 39

14.   Quantify the impact of the price adjustments from your iron ore benchmark
        settlements. In this regard, we note the disclosure in your Form 8-K furnished on
        July 29, 2009.

Engineering Comments

Mine Capacity and Ore Reserves, page 36

15.   We note you did not include the South American Amapa iron ore mine in your
        reserve tables, though this mine began production in late 2007 producing sintered
        fines, you list Amapa as a preproduction stage mine, but with a 2008 production
        totaling 1.2 million tonnes of sinter fines. Please clarify the stage of this mine
        and include the Amapa proven and probable reserves in your reserve tables, if
        applicable.

16.   Please state the pellet and/or coal prices you used to determine your coal and iron
        ore reserves. These prices may be regional benchmark prices or long-term
        contract prices, if that is applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief